Exhibit 99.1

NEWS RELEASE

Toronto, July 10, 2018

Franco-Nevada To Release Second Quarter 2018 Results

Second Quarter Results Release:	August 8th after market close
Conference Call and Webcast:	August 9th 8:00 am ET
Dial‑in Numbers:	Toll‑Free: 1‑888‑390‑0546 International: 416‑764‑8688
Webcast:	www.franco‑nevada.com
Replay (available until August 16th):	Toll‑Free: 1‑888‑390‑0541 International: 416‑764‑8677 Pass code: 372650#

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com